UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes in the Board of Directors and Board Committees

On December 19, 2018, Mr. Gonzalo Urquijo resigned from the board of directors of Atlantica Yield plc (“Atlantica” or “the Company”) and from the Nominating and Corporate Governance Committee. The board of the Company has appointed Mr. Santiago Seage as a director. Mr. Seage will continue serving as Chief Executive Officer.

In addition, Mr. Robert Dove resigned from the Compensation Committee. Mr. Dove will continue serving as independent non-executive director of the board of the Company.

The Nominating and Corporate Governance Committee and the Compensation Committee will now have three members.

The board of directors of Atlantica would like to thank Mr. Urquijo for his contributions as director.

About Atlantica Yield

Atlantica Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and certain markets in EMEA (Spain, Algeria and South Africa). We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlanticayield.com	Investor Relations & Communication Leire Perez Tel: +44 20 3499 0465 E-mail: ir@atlanticayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer
Date: December 21, 2018